Exhibit 99.1

Norbord Inc.

3,550,000 Common Shares

Underwriting Agreement

New York, New York
August 3, 2017

To the Representatives named in
Schedule I hereto of the several
Underwriters named in
Schedule II hereto

Ladies and Gentlemen:

Brookfield Capital Partners II (OSB) L.P., (the “Selling Shareholder”), a fund managed by Brookfield Asset Management Inc. (“Brookfield”) organized under the laws of the State of Delaware, proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the number of Common Shares (the “Common Shares”) of Norbord Inc. (the “Company”) set forth in Schedule I hereto (the “Firm Shares”). The Selling Shareholder also proposes to grant to the Underwriters an option to purchase up to the number of additional Common Shares set forth in Schedule I to cover over-allotments, if any (the “Option Shares”).  The Firm Shares and the Option Shares are herein referred to as the “Securities”. To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires.  Any reference herein to the Registration Statement, the U.S. or Canadian Base Prospectus, the U.S. or Canadian Preliminary Prospectus or the U.S. or Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the U.S. or Canadian Base Prospectus, the U.S. or Canadian Preliminary Prospectus or the U.S. or Canadian Final Prospectus shall be deemed to refer to and include the filing of any document incorporated or deemed to be incorporated therein by reference.  Certain terms used herein are defined in Section 24 hereof.

1.                                      Representations and Warranties of the Company.  The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a)                                 The Company meets the requirements under the securities laws, rules, regulations, instruments and orders applicable in each of the provinces and territories of Canada (“Canadian Securities Law”) as interpreted and applied by the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces and territories of Canada (the “Qualifying Jurisdictions”) for the use of a short form shelf prospectus with respect to the Securities and for the distribution of securities under the rules and procedures established in National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-

101”) and National Instrument 44-102 - Shelf Distributions (“NI 44-102” and together with NI 44-101, the “Canadian Shelf Procedures”); a preliminary short form base shelf prospectus and a final short form base shelf prospectus relating to US$500,000,000 aggregate principal amount of Common Shares, debt securities and subscription receipts (the “Shelf Securities”) have been filed in the English and French languages, as applicable, with the Qualifying Authorities; a receipt  under National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (a “Receipt”) has been issued by the Ontario Securities Commission (the “Principal Regulator”) on behalf of itself and the other Qualifying Authorities in respect of such short form base shelf prospectus and any amendment thereto; a preliminary prospectus supplement relating to the Securities has been filed with the Qualifying Authorities; and no order suspending the distribution of the Securities has been issued by any of the Qualifying Authorities and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by any of the Qualifying Authorities. The final short form base shelf prospectus filed with the Qualifying Authorities for which a Receipt has been obtained, as most recently amended or supplemented (excluding any supplement relating only to a prior offering of Securities) prior to the date of this Agreement, is hereinafter called the “Canadian Base Prospectus”; the preliminary prospectus supplement relating to the Securities, which excludes certain pricing information and other final terms of the Securities, and provided to the Underwriters for purposes of marketing the Securities and filed with the Qualifying Authorities in the English and French languages, as applicable, pursuant to the Canadian Shelf Procedures and Canadian Securities Law, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; the prospectus supplement relating to the Securities to be filed, in the English and French languages, as applicable, with the Qualifying Authorities pursuant to the Canadian Shelf Procedures and Canadian Securities Law in accordance with Section 6(a) hereof, and which includes the pricing and other information excluded from the Canadian Preliminary Prospectus (the “Canadian Final Supplement”), together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter called the “Canadian Final Prospectus”;

(b)                                 The Company meets the general eligibility requirements for use of Form F-10 (“Form F-10”) under the Act, and has prepared and filed a registration statement on Form F-10 (File No. 333-215266) in respect of the Shelf Securities with the Commission, has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement; such registration statement, and including any amendments thereto filed prior to the Execution Time, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, each in the form heretofore delivered or to be delivered to the Representatives, have been declared effective by the Commission in such form; the Company has filed with the Commission, pursuant to General Instruction II.L. of Form F-10, a preliminary prospectus supplement relating to the offering of the Securities; no other document with respect to such registration statement has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the

Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives; and no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission. The various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to General Instruction II.L. of Form F-10, are hereinafter collectively called the “Registration Statement”; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any documents incorporated by reference therein after the effective date of the initial Registration Statement; the base prospectus filed as part of the Registration Statement relating to the Shelf Securities, contained in the Registration Statement at the Execution Time, is hereinafter called the “U.S. Base Prospectus”; any preliminary prospectus supplement relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Act, together with the U.S. Base Prospectus, which is used prior to the filing of the U.S. Final Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”; the final prospectus supplement relating to the offering of the Securities to be filed with the Commission pursuant to General Instruction II.L. of Form F-10 after the Execution Time in accordance with Section 6(a) hereof, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Final Prospectus”;

(c)                                  The documents which are incorporated by reference in the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus as of the date of this Agreement, when they were filed with the Qualifying Authorities, conformed in all material respects to the disclosure requirements of Canadian Securities Law as interpreted and applied by the Qualifying Authorities; any further documents filed with the Qualifying Authorities and incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus, when such documents are filed with the Qualifying Authorities, will conform in all material respects to the disclosure requirements of Canadian Securities Law as interpreted and applied by the Qualifying Authorities; and no such documents were filed with the Qualifying Authorities since the Qualifying Authorities’ close of business on the business day immediately prior to the date of this Agreement and prior to the execution of this Agreement, other than any other marketing materials required to be filed under Canadian Securities Law;

(d)                                 On each Effective Date, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L. of Form F-10 and on the Closing Date (as defined herein), the U.S. Final Prospectus and the Canadian Final Prospectus (and any supplements thereto) will, comply in all material respects with the applicable requirements of the Act, Canadian Securities Law and the respective rules thereunder, as applicable; no order preventing or suspending the use of the Registration Statement, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission or the Qualifying Authorities; on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing in accordance with General Instruction II.L. of Form F-10 or in accordance with Canadian Securities Law and on the Closing Date, each of the U.S. Preliminary Prospectus, the U.S. Final Prospectus (together with any supplement or amendment thereto), the Canadian Preliminary Prospectus and the Canadian Final Prospectus (together with any supplement or amendment thereto) contains or will contain full, true and plain disclosure of all material facts relating to the Company and the Securities and does not and will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus (including any supplement or amendment thereto), the Canadian Preliminary Prospectus or the Canadian Final Prospectus (including any supplement or amendment thereto) in reliance upon and in conformity with the Selling Shareholder Information (as defined herein) and information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 10(e) hereof;

(e)                                  The Disclosure Package does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with the Selling Shareholder Information and written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 10(e) hereof;

(f)                                   (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer of the Securities and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer;

(g)                                  Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. Each Issuer Free Writing Prospectus, as supplemented by and taken together with the Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with the Selling Shareholder Information and written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 10(e) hereof;

(h)                                 The Marketing Information does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. Such Marketing Information, as supplemented by and taken together with the Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Marketing Information based upon and in conformity with the Selling Shareholder Information and written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 10(e) hereof;

(i)                                     Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, which loss or interference is materially adverse to the Company and its subsidiaries, on a consolidated basis, otherwise than as set forth or contemplated in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus; and, since the respective dates as of which information is given in each of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, otherwise than as set forth or contemplated in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, there has not been any change in the capital stock of the Company (other than pursuant to stock dividends, conversions of securities, director, officer or employee stock options, the Company’s dividend re-investment plan, normal course issuer bids and other director, officer or employee benefit plans and agreements described or referred to in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus), any increase in the long-term debt of the Company and its subsidiaries on a consolidated basis, or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position or results of operations of the Company and its subsidiaries, which change has (or, in the case of prospective changes, will have) a Material Adverse Effect;

(j)                                    Each of the Company and its material subsidiaries has been duly amalgamated, formed or incorporated and is validly existing in good standing under the laws of the jurisdiction in which it is chartered or organized with full corporate or limited partnership power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure to be duly qualified and in good standing would not individually or in the aggregate have a Material Adverse Effect;

(k)                                 The Company has the authorized capitalization as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, and all of the issued and outstanding shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable, all of the issued and outstanding shares or analogous securities of each material subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and, except as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, the Company (directly or indirectly) owns all of issued and outstanding shares or other voting, equity or participating securities of each of its material subsidiaries, in each case free and clear of any Encumbrance (other than Encumbrances granted in respect of liabilities reflected in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus) and no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any unissued shares or other voting, equity or participating securities of the Company, except as otherwise described in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(l)                                     Except as disclosed in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, the Company and each of its material subsidiaries has good and marketable title to all of its material assets including all material licenses, free and clear of all Encumbrances (other than Encumbrances granted in respect of liabilities reflected in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus), which are material to the Company and its subsidiaries, on a consolidated basis;

(m)                             This Agreement has been duly authorized, executed and delivered by the Company;

(n)                                 The Securities conform in all material respects to the descriptions thereof in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(o)                                 The sale of the Securities and the execution of and compliance by the Company with all of the provisions of the Securities, this Agreement, and the consummation of the transactions therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its material subsidiaries is a party or by which the Company or any of its material subsidiaries is bound or to which any of the property or assets of the Company or any of its material subsidiaries is subject, nor will such action result in any violation of the provisions of the articles or by-laws of the Company or any of its material subsidiaries or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its material subsidiaries or any of its or their properties; and no consent, approval, authorization, order, registration, clearance or qualification of or with any such court or governmental agency or body is required to be made or obtained by the Company for the sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement, except such as have been, or will have been prior to the Closing Date, obtained under Canadian Securities Law and the Act and such consents, approvals, authorizations, orders, registrations, clearances or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters as contemplated herein and in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(p)                                 The statements in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented, set forth under the captions “Description of the Common Shares”,  insofar as they purport to constitute a summary of the terms of the Securities, and set forth under the captions “Plan of Distribution” and “Underwriting”, insofar as they purport to describe the provisions of the laws and documents referred to therein, and the statements in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented, set forth under the captions “Certain Canadian Federal Income Tax Considerations”, “Eligibility for Investment” and “United States Federal Income Tax Considerations for U.S. Holders”, fairly and accurately summarize the matters described therein in all material respects;

(q)                                 Neither the Company nor any of its material subsidiaries is in violation of its certificate of incorporation, certificate of formation, by-laws, partnership agreement or operating agreement, as applicable.  Neither the Company nor any of its subsidiaries is in default (or with the giving of notice or lapse of time would be in default) in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except such violations or defaults which would not individually or in the aggregate have a Material Adverse Effect;

(r)                                    Other than as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, there are no legal or governmental actions or proceedings pending against or to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate be reasonably likely to have a Material Adverse Effect; and, to the Company’s knowledge, there are no such actions or proceedings threatened or contemplated;

(s)                                   The Company is not and, after giving effect to the offering and sale of the Securities by the Selling Shareholder as provided hereunder, will not be required to register as an “investment company,” as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(t)                                    The Company has complied in all material respects with the currently applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”), and, to the knowledge of the Company, the Company’s directors and executive officers, in their capacities as such, have complied in all material respects with the currently applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 and the corporate governance rules of the NYSE and the TSX;

(u)                                 The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, (“NI 52-109”) and such controls and procedures are effective to ensure that all material information concerning the Company is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the Qualifying Authorities.  The Company maintains systems of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of (a) any significant deficiency or material weaknesses in the design or operation of internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act and, in Canada, under NI 52-109) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(v)                                 KPMG LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, are independent auditors with respect to the Company within the meaning of the Act and the applicable published rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by applicable Canadian Securities Law;

(w)                               The consolidated historical financial statements and schedules (including the financial results for the year ended December 31, 2016 and for the three and six months ended July 1, 2017) of the Company and its consolidated subsidiaries included in each of the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus and the Registration Statement present fairly, in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form, in all material respects, with applicable accounting requirements and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  There have been no changes in the consolidated assets or liabilities of the Company from the position thereof as set forth in the consolidated historical financial statements and schedules of the Company and its consolidated subsidiaries, except changes arising from transactions in the ordinary course of business which, in the aggregate, have not been material to the Company and except for changes that are disclosed in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(x)                                 The Company and each of its subsidiaries holds all requisite material licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects and none of the same contains any burdensome term, provision, condition or limitation except such licenses or other similar rights the absence of which would not have a Material Adverse Effect;

(y)                                 Except as otherwise stated in the Disclosure Package and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, provincial, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof including any judicial or administrative order, consent, decree or judgment (collectively “Laws”), relating to pollution or protection of human health, the environment (including, without limitation, air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, Laws relating to the release, discharge, spill, leak or emission (“Release”) or threatened Release of chemicals, pollutants, dangerous goods, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the presence, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries possess, and are in compliance with, all permits, licenses, approvals, consents and other authorizations required under any applicable Environmental Laws and are in compliance with their requirements, (C) to the knowledge of the Company, there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries; (D) there are no events or circumstances that might reasonably be expected to form the basis of liability, including an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws; and (E) to the knowledge of the Company, there are no pending changes to Environmental Laws that would render unlawful, restrict or impair the operations of the Company or its subsidiaries in any material respect;

(z)                                  No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, which, in any case, may reasonably be expected to result in a Material Adverse Effect;

(aa)                          The Company and each of its material subsidiaries has filed on a timely basis all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except where the failure to do so would not have a Material Adverse Effect; the Company is not aware of any material tax deficiencies or material interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon with respect to itself or any of its material subsidiaries which have not otherwise been provided for by the Company and its subsidiaries, on a consolidated basis;

(bb)                          The Company is a reporting issuer not in default or the equivalent thereof under the applicable securities laws of each province of Canada that recognizes such concept; the Company is in compliance with its timely disclosure obligations under the applicable securities laws in all of the provinces of Canada, the Exchange Act and under the rules of the TSX and the NYSE;

(cc)                            The Common Shares have been registered pursuant to Section 12(b) of the Exchange Act.  The Common Shares are listed on the TSX and the NYSE, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or de-listing the Common Shares from the TSX or the NYSE, nor has the Company received any notification that the Commission, the Canadian Qualifying Authorities, the TSX or the NYSE is contemplating terminating such registration or listing;

(dd)                          No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company has been issued or made by the Commission or by any securities commission in Canada or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the Company’s knowledge, contemplated or threatened by any such authority or under any Applicable Securities Laws;

(ee)                            Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Securities;

(ff)                              Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent or employee of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that could result in a sanction for violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Company and its subsidiaries have instituted and maintain policies and procedures designed to ensure compliance therewith;

(gg)                            The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened; and

(hh)                          Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent or employee of the Company or any of its subsidiaries (i) is, or is controlled by or is acting on behalf of, an individual or entity that is currently the subject of any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of Financial Institutions or other relevant sanctions authority (collectively, “Sanctions” and such persons, “Sanctioned Persons” and each such person, a “Sanctioned Person”),  or (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including Crimea, Cuba, Sudan, Syria, Iran and North Korea (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”).

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2.                                      Representations and Warranties of the Selling Shareholder. The Selling Shareholder represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 2.

(a)                                 The Selling Shareholder has been duly formed and is validly existing in good standing as a limited partnership under the Delaware Revised Uniform Limited Partnership Act with full power and authority under such Act and its partnership agreement to enter into this Agreement and to carry out the provisions of this Agreement;

(b)                                 The Selling Shareholder is not selling the Securities based on information that it holds that has not otherwise been made publicly available, which, if such information was made publicly available, could reasonably have a material impact on the price or value of the Common Shares;

(c)                                  All information relating to the Selling Shareholder furnished in writing by the Selling Shareholder (as described below, the “Selling Shareholder Information”) expressly for use in the U.S. Preliminary Prospectus, the U.S. Final Prospectus (including any supplement or amendment thereto), the Canadian Preliminary Prospectus or the Canadian Final Prospectus (including any supplement or amendment thereto), any Issuer Free Writing Prospectus and any Marketing Information is, and on the Closing Date, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make such information not misleading, in light of the circumstances in which they were made. The parties acknowledge and agree that, the Selling Shareholder Information consists solely of the information with respect to the Selling Shareholder under the heading “Selling Shareholder” in the Disclosure Package, the U.S. Preliminary Prospectus, the U.S. Final Prospectus (including any supplement or amendment thereto), the Canadian Preliminary Prospectus, the Canadian Final Prospectus (including any supplement or amendment thereto) and any information relating solely to the Selling Shareholder and furnished by it or made in reliance on and in conformity with written information furnished by such Selling Shareholder for use in any Issuer Free Writing Prospectus and any Marketing Information;

(d)                                 This Agreement has been duly authorized, executed and delivered by Brookfield Capital Partners Ltd., in its capacity as general partner of Brookfield Capital Partners II GP L.P., in its capacity as general partner of the Selling Shareholder;

(e)                                  The sale of the Securities and the execution of and compliance by the Selling Shareholder with all of the provisions of the Securities, this Agreement, and the consummation of the transactions therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Selling Shareholder or any of its material subsidiaries is a party or by which the Selling Shareholder or any of its material subsidiaries is bound or to which any of the property or assets of the Selling Shareholder or any of its material subsidiaries is subject, nor will such action result in any violation of the provisions of the articles or by-laws of the Selling Shareholder or any of its material subsidiaries or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Selling Shareholder or any of its material subsidiaries or any of its or their properties; and no consent, approval, authorization, order, registration, clearance or qualification of or with any such court or governmental agency or body is required to be made or obtained by the Selling Shareholder for the sale of the Securities or the consummation by the Selling Shareholder of the transactions contemplated by this Agreement, except such as have been, or will have been prior to the Closing Date, obtained under Canadian Securities Law and the Act and such consents, approvals, authorizations, orders, registrations, clearances or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters as contemplated herein and in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;

(f)                                   (A) The Selling Shareholder is the sole registered and beneficial holder of the Securities; (B) the Selling Shareholder has good title to the Securities free and clear of any Encumbrance or other restriction on transfer of any kind; (C) the Selling Shareholder has the full right, power and authority to sell, assign and transfer the Securities; and (D) upon the delivery of the Securities, the purchasers thereof will obtain good title to the Securities, free and clear of any Encumbrance or other restriction on transfer of any kind;

(g)                                  There are no outstanding rights, warrants or options to acquire any of the Securities to be sold by the Selling Shareholder;

(h)                                 Neither the Selling Shareholder nor its affiliates (within the meaning of Rule 144 under the Act, excluding, for greater certainty, the Company and its subsidiaries) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Securities;

(i)                                     Other than the Underwriters, there is no person acting or purporting to act at the request of the Selling Shareholder, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

(j)                                    No stamp or other transfer taxes or duties and no withholding or other taxes are payable by or on behalf of the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (A) the sale and delivery by the Selling Shareholder of the Securities to or for the respective accounts of the Underwriters or (B) the sale and delivery of the Securities by the Underwriters to the initial purchasers thereof (assuming (i) the Underwriters are not, and are not deemed to be, resident in Canada for purposes of the Income Tax Act (Canada) and (ii) the Underwriters do not hold or use the Securities in the course of carrying on business in Canada for purposes of the Income Tax Act (Canada)); and

(k)                                 Neither the Selling Shareholder nor any of its subsidiaries nor, to the knowledge of the Selling Shareholder, any director, officer, agent or employee of the Selling Shareholder or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that could result in a sanction for violation by such persons of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Selling Shareholder and its subsidiaries have instituted and maintain policies and procedures designed to ensure compliance therewith.  No part of the proceeds of the offering will be used, directly or indirectly, in violation of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder;

(l)                                     The operations of the Selling Shareholder and its subsidiaries are and have been conducted at all times in compliance with the Money Laundering Laws and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Selling Shareholder or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Selling Shareholder, threatened; and

(m)                             Neither the Selling Shareholder nor any of its subsidiaries nor, to the knowledge of the Selling Shareholder, any director, officer, agent or employee of the Selling Shareholder or any of its subsidiaries (i) is, or is controlled by or is acting on behalf of, an individual or entity that is currently the subject of any Sanctions, (ii) is located, organized or resident in a Sanctioned Country or (iii)  will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise).

Any certificate signed by any officer of the Selling Shareholder and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Selling Shareholder, as to matters covered thereby, to each Underwriter.

3.                                      Purchase and Sale.

(a)                                 Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Selling Shareholder agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Selling Shareholder, at the Public Offering Price set forth in Schedule I hereto the number of Firm Shares set forth opposite such Underwriter’s name in Schedule II hereto. On the Closing Date, the Selling Shareholder will pay, as an underwriting commission in respect of the public distribution of the Securities, to the Underwriters, the commission set forth in Schedule I hereto (the “Underwriting Commission”). Such Underwriting Commission may be paid by the Selling Shareholder to the Underwriters by setting off the Underwriting Commission payable by the Selling Shareholder to the Underwriters against the amount payable by the Underwriters to the Selling Shareholder as the purchase price for the Securities.

(b)                                 In addition, subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Selling Shareholder hereby proportionately grants to the Underwriters, acting severally and not jointly, the option to purchase up to the number of Option Shares set forth in Schedule I hereto at the same purchase price per share to be paid by the Underwriters for the Firm Shares and at the same commission per share to be received by the Underwriters as set forth in Section 3(a) above.  This option may be exercised at any time and from time to time, in whole or in part on one or more occasions, on or before the thirtieth day following the Closing Date, by written notice from Representatives to the Selling Shareholder. Such notice shall set forth the aggregate number of Option Shares as to which the option is being exercised and the date and time, as reasonably determined by the Representatives, when the Option Shares are to be delivered (any such date and time being herein sometimes referred to as the “Additional Closing Date”); provided, however, that no Additional Closing Date shall occur earlier than the Closing Date or earlier than the third full business day after the date on which the option shall have been exercised nor later than the fifth full business day after the date on which the option shall have been exercised.  Upon any exercise of the option as to all or any portion of the Option Shares, each Underwriter, acting severally and not jointly, agrees to purchase from the Selling Shareholder, in the same proportion as the number of Firm Shares sold to the Underwriters by the Selling Shareholder, the number of Option Shares that bears the same proportion of the total number of Option Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule II hereto (or such number increased as set forth in Section 11 hereof) bears to the total number of Firm Shares that the Underwriters have agreed to purchase hereunder, subject, however, to such adjustments to eliminate fractional shares as the Representatives in their discretion shall make. The Company, the Selling Shareholder and the Underwriters agree to work in good faith to consummate the exercise of the Option Shares in accordance with the intent underlying the foregoing provisions.

4.                                      Delivery and Payment.

(a)                                 Payment of the purchase price for, and delivery of the Firm Shares shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Selling Shareholder or as provided in Section 11 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”).  Delivery of the Firm Shares shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Selling Shareholder by wire transfer payable in same-day funds to an account specified by the Selling Shareholder.  Delivery of the Firm Shares shall be made through the facilities of CDS Clearing and Depository Services Inc. unless the Representatives shall otherwise instruct.

(b)                                 Payment of the purchase price for, and delivery of the Option Shares shall be made on the Additional Closing Date or at such time on such later date as the Representatives and the Selling Shareholder shall designate, which date and time may be postponed by agreement between the Representatives and the Selling Shareholder or as provided in Section 11 hereof.  Delivery of the Option Shares shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Selling Shareholder by wire transfer payable in same-day funds to an account specified by the Selling Shareholder.  Delivery of the Option Shares shall be made through the facilities of CDS Clearing and Depository Services Inc. unless the Representatives shall otherwise instruct.

5.                                      Offering by Underwriters.

(a)                                 The several Underwriters will only offer the Securities for sale to the public as set forth in the U.S. Final Prospectus and the Canadian Final Prospectus.

(b)                                 The Underwriters shall offer the Securities for sale to the public directly and through banking and selling group members, only as permitted by and in compliance with

Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Final Prospectus and the U.S. Final Prospectus, as applicable, and in this Agreement. Each of the Underwriters hereby severally represents, warrants and covenants and will require each banking and selling group member to represent, warrant and covenant to the Underwriters that: (a) other than the Canadian Final Prospectus and the August 2017 Marketing Materials (modified as permitted by sections 9A.3(2) and 9A.3(3) of NI 44-102), it has not provided and will not without the prior written approval of the Company, the Selling Shareholder and the Representatives, provide any information in respect of the Securities to any potential investors of the Securities resident in Canada including, without limitation: (i) marketing materials in respect of the Securities; and (ii) a standard term sheet in respect of the Securities; and (b) it will provide a copy of the Canadian Base Prospectus and any applicable shelf prospectus supplement and amendment that has been filed with any marketing materials (including the August 2017 Marketing Materials) that are provided to a potential investor of the Securities resident in Canada.

(c)                                  The Underwriters propose to offer the Securities initially at the Public Offering Price set forth in Schedule I hereto. After a reasonable effort has been made to sell all of the Securities at the price set forth in Schedule I hereto, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Securities are offered, provided that the Securities are not at any time offered at a price greater than the price set forth in Schedule I hereto.  Any decrease in the price at which the Securities are offered will not decrease the amount of the net proceeds of the offering to the Selling Shareholder.

(d)                                 The Underwriters will not solicit offers to purchase or sell Securities so as to require registration thereof or the filing of a prospectus, registration statement or other notice or document with respect thereto under the laws of any jurisdiction other than the Qualifying Provinces and the United States, or which could subject the Company to reporting obligations in any such jurisdiction or result in the listing of the Company’s securities on any exchange other than an exchange where such securities are listed as of the date hereof, and will require each banking and selling group member to agree with the Underwriters not to so solicit or sell, provided that the Underwriters and the banking and selling groups may offer and sell the Securities outside of the Qualifying Provinces and the United States if such offer and sale is conducted in compliance with the securities laws of such jurisdictions and does not require the Company to file any prospectus, registration statement or other notice or document in connection with such offer and sale or subject the Company to reporting obligations in any such jurisdiction or result in the listing of the Company’s securities on any exchange other than an exchange where such securities are listed as of the date hereof.

(e)                                  Each Underwriter shall notify the Representatives, and the Representatives shall notify the Selling Shareholder and the Company, in writing, of the aggregate number of Securities sold in each of the Qualifying Provinces as soon as possible after the distribution of the Securities has been completed, and in any event no later than 30 days following the date on which such distribution has been completed.

6.                                      Covenants of the Company.  The Company agrees with the several Underwriters that:

(a)                                 Prior to the later of the last date on which an Additional Closing Date, if any, may occur, and the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement (including the U.S. Final Prospectus, the Canadian Final Prospectus or any U.S. or Canadian Preliminary Prospectus) to the U.S. or Canadian Base Prospectus as the case may be, unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. The Company will prepare a supplement to the Canadian Base Prospectus in accordance with the requirements of Canadian Securities Law and a supplement to the U.S. Base Prospectus consisting of the supplement to the Canadian Base Prospectus modified as required or permitted by Form F-10, in each case in a form approved by the Representatives and file (i) such supplement to the Canadian Base Prospectus with the Qualifying Authorities pursuant to Canadian Securities Law not later than the close of business on the second business day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by Canadian Securities Law, and (ii) such supplement to the U.S. Base Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the next business day following such filing with the Qualifying Authorities or, if applicable, such earlier time as may be required by such General Instruction II.L. of Form F-10 or as may be required by Canadian Securities Law; to make no further amendment or supplement to the Registration Statement, the U.S. Base Prospectus, the Canadian Base Prospectus, the U.S. Preliminary Prospectus or the Canadian Preliminary Prospectus after the date of this Agreement and prior to the Closing Date unless such amendment or supplement is approved by the Representatives after reasonable notice thereof (which approval shall not be unreasonably withheld); to advise the Representatives promptly of any such amendment or supplement relating to, or affecting, the Securities after such Closing Date and furnish the Representatives with copies thereof; to file promptly with the Qualifying Authorities all necessary marketing materials required to be filed under Canadian Securities Law and all documents required to be filed by the Company with the Qualifying Authorities that are deemed to be incorporated by reference into the Canadian Base Prospectus and the U.S. Base Prospectus and with the Commission all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Base Prospectus, the U.S. Base Prospectus or the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any amended prospectus has been filed with the Qualifying Authorities or the Commission, of the issuance by any Qualifying Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus, relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by any Qualifying Authority or the

Commission for the amending or supplementing of the Canadian Base Prospectus, the U.S. Base Prospectus, the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or for additional information relating to the Securities, the Canadian Base Prospectus, the U.S. Base Prospectus, the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal.

(b)                                 The Company shall deliver to the Representatives’ counsel prior to or contemporaneously, as nearly as practicable, with the filing with the Qualifying Authorities of the Canadian Final Supplement for the offering of the Securities, a copy of the following for each of the Representatives and Representatives’ counsel:

(i)                                     the Canadian Final Prospectus, in the English and French languages as filed with the Qualifying Authorities, signed and certified as required by Canadian Securities Law;

(ii)                                  all documents, in the English and French languages, incorporated by reference, or containing information incorporated by reference, into the Canadian Final Prospectus, and any other document required to be filed by the Company prior to the filing of the Canadian Final Supplement under the laws of the Qualifying Provinces in compliance with Canadian Securities Law in connection with the distribution of the Securities, if such documents have not previously been delivered to the Representatives’ counsel, which documents may be delivered in electronic form;

(iii)                               an opinion dated the date of the Canadian Final Supplement, in form and substance satisfactory to the Representatives acting reasonably, of Lavery, de Billy, L.L.P. addressed to the Company, the Selling Shareholder, the Representatives and counsel to the Company and the Selling Shareholder and the Representatives, to the effect that the French version of the Canadian Final Prospectus and the documents incorporated by reference therein, in each case, and except for certain financial statements, auditors reports, accounting or statistical information (including the Historical Financial Statements) and other numerical data (collectively, the “Financial Information”), is in all material respects a complete and proper translation of the English version thereof;  and

(iv)                              an opinion dated the date of the Canadian Final Supplement, in form and substance satisfactory to the Representatives acting reasonably, of KPMG LLP, auditors for the Company, addressed to the Company, the Selling Shareholder, the Representatives and counsel for the Company and the Selling Shareholder and the Representatives, to the effect that the Financial Information contained or incorporated by reference in the French version of the Canadian Final Supplement, and the documents incorporated by reference therein, is, in all material respects, a complete and proper translation of the Financial Information contained or incorporated by reference in the English version thereof.

(c)                                  To file the press release, containing a description of final terms of the Securities and the offering thereof, in the form approved by you and attached as Schedule III hereto, pursuant to Rule 433(d) within the time required by such Rule.

(d)                                 If, at any time prior to the filing of the U.S. Final Prospectus or the Canadian Final Prospectus, any event occurs as a result of which the Disclosure Package or the Canadian Preliminary Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Representatives so that any use of the Disclosure Package and the Canadian Preliminary Prospectus may cease until they are amended or supplemented; (ii) amend or supplement the Disclosure Package and the Canadian Preliminary Prospectus to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.

(e)                                  If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172) or under Canadian Securities Law, any event occurs as a result of which the U.S. Final Prospectus or the Canadian Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or amend or supplement the U.S. Final Prospectus or Canadian Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder or to comply with Canadian Securities Law, including in connection with the use or delivery of the U.S. Final Prospectus or the Canadian Final Prospectus, the Company promptly will (i) notify the Representatives of any such event, (ii) prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 6, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in the use of the U.S. Final Prospectus or, in the case of the Canadian Final Prospectus, use its best efforts to obtain a Receipt for any amendment to the Canadian Final Prospectus from the Principal Regulator as soon as practicable in order to avoid any disruption in the use of the Canadian Final Prospectus and (iv) supply any supplemented U.S. Final Prospectus and Canadian Final Prospectus to you in such quantities as you may reasonably request.

(f)                                   As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(g)                                  The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement and of the Canadian Final Prospectus (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and of the Canadian Final Prospectus and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172) or by Canadian Securities Law, as many copies of the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Issuer Free Writing Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any amendment or supplement thereto as the Representatives may reasonably request.  The Selling Shareholder will pay the expenses of printing or other production of all documents relating to the offering.

(h)                                 The Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433, other than a free writing prospectus containing the information contained in the press release prepared and filed pursuant to Section 6(c) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule I hereto. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(i)                                     During the period of 90 days from the date of the U.S. Final Prospectus or the Canadian Final Prospectus (the “Lock-Up Period”), without the prior written consent of the Representatives (such consent not to be unreasonably withheld), the Company (x) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security (as defined below), or make any public announcement of any of the foregoing, (y) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration; other than the sale of Common Shares as contemplated by this Agreement and (i) the Company’s issuance of its Common Shares upon the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof; (ii) the Company’s issuance of its Common Shares upon the exercise of currently outstanding options; (iii) the Company’s issuance of its Common Shares pursuant to its dividend reinvestment plan; (iv) the grant and exercise of options under, or the issuance and sale of Common Shares pursuant to, directors’, officers’ or employee incentive plans in effect on the date hereof, each as described in the Disclosure Package, the U.S. Final Prospectus or the Canadian Final Prospectus; and (v) the Company’s issuance of Relevant Securities as consideration in connection with acquisitions, mergers, combinations, consolidations, amalgamations, plans of arrangement, take-over bids, tender offers or any other similar transactions in an amount not to exceed 5% of the outstanding Common Shares of the Company at the time of such acquisition, merger, combination, consolidation, amalgamation, plan of arrangement, take-over bid, tender offer or other similar transaction; provided that this paragraph (i) to this Section 6 shall apply to any such Relevant Securities issued pursuant to this clause (v) during the Lock-Up Period as if such Relevant Securities had been issued and outstanding as of the date hereof. The Company will not qualify a prospectus under Canadian Securities Law or file a registration statement under the Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form F-3D or Form S-8 relating to employee benefit plans or in connection with the renewal of the Company’s base shelf prospectus. As used herein “Relevant Security” means the Common Shares or any security convertible into, or exercisable or exchangeable for, any Common Shares.

(j)                                    The Company will not, take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

7.                                      Covenants of the Selling Shareholder

(a)                                 The Selling Shareholder has not, and will not, take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(b)                                 If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172) or under Canadian Securities Law, any event occurs as a result of which the information relating to the Selling Shareholder in the U.S. Final Prospectus or the Canadian Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time misleading, the Selling Shareholder promptly will notify the Representatives of any such event.

(c)                                  During the Lock-Up Period, without the prior written consent of the Representatives (such consent not to be unreasonably withheld), the Selling Shareholder (x) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any public announcement of any of the foregoing, and (y) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration; other than the sale of Common Shares as contemplated by this Agreement.

(d)                                 The Selling Shareholder agrees that the Selling Shareholder will pay or cause to be paid the following:  (i) the fees, disbursements and expenses of the Company’s and the Selling Shareholder’s counsel and accountants in connection with the filing with respect to the Securities under Canadian Securities Law, the registration of the Securities under the Act, and all other expenses in connection with the preparation, printing and filing in the Qualifying Provinces and the United States of America, as may be applicable, of the Registration Statement, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus and each Issuer Free Writing Prospectus, and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of printing or producing the Registration Statement, each U.S. and Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) subject to such limitation as may be set forth in this Agreement, all reasonable expenses in connection with the qualification of the Securities for offering and sale under U.S. state securities laws, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (iv) any filing fees incident to any required review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Securities; (v) the cost of preparing the Securities; and (vi) all other costs and expenses incident to the performance of its obligations pursuant to this Agreement which are not otherwise specifically provided for in this Section.  It is understood, however, that, except as otherwise specifically provided in this Section and Section 10, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make, including the expenses of any “tombstone” advertisement related to the offering of the Securities; provided, that no such tombstone advertisement shall be published without the prior approval of the Selling Shareholder and the Company, which approval shall not be unreasonably withheld.

8.                                      Conditions to the Obligations of the Underwriters.  The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company and the Selling Shareholder contained herein as of the Execution Time and as of the Closing Date (for purposes of this Section 8, “Closing Date” shall refer to the Closing Date for the Firm Shares and any Additional Closing Date, if different, for the Option Shares), to the accuracy of the statements of the Company and the Selling Shareholder made in any certificates pursuant to the provisions hereof, to the performance by the Company and the Selling Shareholder of their obligations hereunder and to the following additional conditions:

(a)                                 The Canadian Final Supplement shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures within the applicable time period prescribed for such filing thereunder and the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 within the applicable time period prescribed for such filing by the rules and regulations under the Act and, in each case, in accordance with Section 6(a) hereof; the August 2017 Marketing Materials required to be filed by the Company with the Qualifying Authorities shall have been filed within the applicable time period prescribed for such filings under Canadian Securities Law and the press release contemplated by Section 6(c) hereto, and any other material required to be filed by the Company pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by the Commission; no order having the effect of preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by any Qualifying Authorities; and all requests for additional information on the part of any Qualifying Authority and the Commission shall have been complied with to the Representatives’ reasonable satisfaction;

(b)                                 The Selling Shareholder shall have requested and caused Torys LLP, Canadian and United States counsel for the Company and the Selling Shareholder, and local counsel in each province of Canada other than Ontario and Alberta, to have furnished to the Representatives their opinions, dated the Closing Date and addressed to the Representatives, in form and substance reasonably satisfactory to the Representatives.  In rendering such opinion, such counsel may rely as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company, the Selling Shareholder and public officials.

(c)                                  The Representatives shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the sale of the Securities, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Selling Shareholder and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters (it being understood that, to the extent such opinion relates to the laws of Ontario and the federal laws of Canada applicable therein, such counsel shall be entitled to rely on the opinion of Canadian counsel to the Company and the Selling Shareholder delivered pursuant to Section 8(b) hereof).

(d)                                 The Representatives shall have received an appropriate legal opinion, dated the Closing Date, in form and substance satisfactory to the Representatives acting reasonably, addressed to the Representatives and their counsel, of Lavery, de Billy L.L.P. as to compliance with the laws of Québec relating to the use of the French language in connection with the documents, including the Canadian Preliminary Prospectus, the

Canadian Final Prospectus and any amendment or supplement thereto and the Securities to be delivered to purchasers in the Province of Québec.

(e)                                  The Company shall have furnished to the Representatives a certificate of the Company, signed by the Chairman of the Board or the Chief Executive Officer and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and any supplements or amendments thereto, as well as each Issuer Free Writing Prospectus and any Marketing Information, and this Agreement and that:

(i)                                     the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)                                  no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened; and

(iii)                               since the date of the most recent financial statements included in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto).

(f)                                   The Selling Shareholder shall have furnished to the Representatives a certificate of the Selling Shareholder, signed by the Chairman of the Board or the Chief Executive Officer and the principal financial or accounting officer of the Selling Shareholder, dated the Closing Date, to the effect that the representations and warranties of the Selling Shareholder in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Selling Shareholder has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

(g)                                  The Company shall have requested and caused KPMG LLP to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date in form and substance satisfactory to the Representatives, concerning the financial information with respect to the Company set forth in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus.

(h)                                 Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been any change specified in the letter or letters referred to in paragraph (g) of this Section 8.

(i)                                     Prior to the Closing Date, the Company and the Selling Shareholder shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 8 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled by the Representatives at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Option Shares may be cancelled by the Representatives at, or at any time prior to, the Additional Closing Date.  Notice of such cancellation shall be given to the Selling Shareholder and the Company in writing or by telephone or facsimile confirmed in writing.

9.                                      Reimbursement of Underwriters’ Expenses.  If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 8 hereof is not satisfied, because of any termination pursuant to Section 12 hereof or because of any refusal, inability or failure on the part of the Company or the Selling Shareholder to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Selling Shareholder will reimburse the Underwriters severally through the Representatives on demand for all expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

10.                               Indemnification and Contribution.

(a)                                 The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees, agents and affiliates of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, the Canadian Securities Law or other Federal, state or provincial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereto, or in the Canadian Base Prospectus, the U.S. Base Prospectus, any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus, any Marketing Information, the information contained in the press release required to be prepared and filed pursuant to Section 6(c) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Selling Shareholder Information or written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein.  This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)                                 The Selling Shareholder agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees, agents and affiliates of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, the Canadian Securities Law or other Federal, state or provincial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereto, or in the Canadian Base Prospectus, the U.S. Base Prospectus, any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus, any Marketing Information, the information contained in the press release required to be prepared and filed pursuant to Section 6(c) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, claim, damage liability, or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Selling Shareholder Information, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

(c)                                  The Company agrees to indemnify and hold harmless the Selling Shareholder, each of the directors, officers, employees and agents of the Selling Shareholder and each person who controls the Selling Shareholder within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, the Canadian Securities Law or other Federal, state or provincial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereto, or in the Canadian Base Prospectus, the U.S. Base Prospectus, any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus, any Marketing Information, the information contained in the press release required to be prepared and filed pursuant to Section 6(c) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity the Selling Shareholder Information or written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein.  This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(d)                                 The Selling Shareholder agrees to indemnify and hold harmless the Company, each of the directors, officers, employees and agents of the Company and each person who controls the Company within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, the Canadian Securities Law or other Federal, state or provincial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereto, or in the Canadian Base Prospectus, the U.S. Base Prospectus, any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus, any Marketing Information, the information contained in the press release required to be prepared and filed pursuant to Section 6(c) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, claim, damage liability, or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the Selling Shareholder Information, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

(e)                                  Each Underwriter severally and not jointly agrees to indemnify and hold harmless each of the Selling Shareholder and the Company, each of their directors, each of their officers who sign the Registration Statement or the Canadian Final Prospectus, and

each person who controls the Selling Shareholder or the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnities from the Selling Shareholder and the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Selling Shareholder or the Company, as applicable, by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnities.  This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have.  The Selling Shareholder and the Company acknowledge that the statements set forth (i) in the paragraph under the Over-Allotment table on the cover page regarding delivery of the Securities and, under the heading “Underwriting”, (ii) the sentences related to concessions and reallowances and (iii) the paragraph related to stabilization, syndicate covering transactions and penalty bids in any Canadian Preliminary Prospectus or U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Canadian Preliminary Prospectus or U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus, any Issuer Free Writing Prospectus or any Marketing Information.

(f)                                   Promptly after receipt by an indemnified party under this Section 10 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 10, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraphs (a), (b), (c), (d) or (e) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraphs (a), (b), (c), (d) or (e) above.  The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party.  Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(g)                                  In the event that the indemnity provided in paragraphs (a), (b), (c), (d) or (e) of this Section 10 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Selling Shareholder, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Selling Shareholder, the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Selling Shareholder or the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder.  If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Selling Shareholder, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Selling Shareholder or the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.  Benefits received by the Selling Shareholder and the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by the Selling Shareholder, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the U.S. Final Prospectus and the Canadian Final Prospectus.  Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Selling Shareholder or the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The Selling Shareholder, the Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  Notwithstanding the provisions of this paragraph (g), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 10, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Selling Shareholder or the Company within the meaning of either the Act or the Exchange Act, each officer of the Selling Shareholder or the Company, respectively, who shall have signed the Registration Statement or the Canadian Final Prospectus, and each director of the Selling Shareholder or the Company shall have the same rights to contribution as the Selling Shareholder or the Company, subject in each case to the applicable terms and conditions of this paragraph (g).

11.                               Default by an Underwriter.  If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the number of Securities set forth opposite their names in Schedule II hereto bears to the aggregate number of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate number of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate number of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter, the Selling Shareholder or the Company.  In the event of a default by any Underwriter as set forth in this Section 11, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected.  Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Selling Shareholder or Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

12.                               Termination.

12.1                        In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at its option, to terminate and cancel its obligations under this Agreement, without any liability on their or its part, in the following circumstances:

(a)                                 Regulatory Proceeding Out.  If, after the Bid Letter Time and prior to the Closing Time, an inquiry, action, suit, investigation or other proceeding is commenced or threatened or any order is made or issued under or pursuant to any law of Canada or the United States or by any other regulatory authority or stock exchange (except any such proceeding or order based solely upon the activities of any of the Underwriters), or there is any change of law or the interpretation or administration thereof, which in such Underwriter’s opinion, acting reasonably, would prevent, suspend, delay, restrict or adversely affect the trading in or the distribution of the Securities or any other securities of the Company in any of the Qualifying Provinces or in the United States; or

(b)                                 Disaster Out.  If, after the Bid Letter Time and prior to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence or any action, governmental law or regulation, enquiry or other occurrence of any nature whatsoever which, in such Underwriter’s sole opinion in its absolute discretion, acting reasonably, might be expected to have a significant adverse effect on the market price or value of the Securities, including, without limitation, the outbreak or escalation of hostilities involving the United States or Canada or the declaration by the United States or Canada of a national emergency or war or the occurrence of any other calamity or crisis in the United States, Canada or elsewhere; or

(c)                                  Material Change.  If, after the Bid Letter Time and prior to the Closing Time, there should occur, be discovered by the Underwriters or be announced by the Company, any material change or a change in any material fact which results or, in the sole opinion of such Underwriter, acting reasonably, might be expected to result, in the purchasers of a material number of Securities exercising their right under applicable legislation to withdraw from their purchase of Securities or, in the sole opinion of such Underwriter, might reasonably be expected to have a significant adverse effect on the market price or value of the Securities or makes it impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Disclosure Package, the U.S. Final Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus; or

(d)                                 Financial Market Out.  If there is a suspension or material limitation in trading in securities generally on any of the Exchanges, a suspension or material limitation in trading in the Company’s securities on the NYSE or the TSX or a general moratorium on commercial banking activities declared by either Canadian, U.S. Federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in Canada or the United States which, in each such instance, the effect is such as to make it, in the judgment of such Underwriter, acting reasonably, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Disclosure Package, the U.S. Final Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus.

12.2                        The rights of termination contained in Section 12.1 may be exercised by any Underwriter giving written notice thereof to the Company and the Selling Shareholder and the Representatives at any time prior to the Closing Time and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company or the Selling Shareholder in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of the Underwriters to the Company or the Selling Shareholder or on the part of the Company and the Selling Shareholder to the Underwriters except in respect of any liability or obligation under any of Sections 9 and 10 which will remain in full force and effect.

13.                               Representations and Indemnities to Survive.  The respective agreements, representations, warranties, indemnities and other statements of the Selling Shareholder, the Company or their officers and of the Underwriters set forth in or made pursuant to this

Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter, the Selling Shareholder or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 10 hereof, and will survive delivery of and payment for the Securities.  The provisions of Sections 9 and 10 hereof shall survive the termination or cancellation of this Agreement.

14.                               Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to (i) RBC Dominion Securities Inc., 200 Bay Street, 4th Floor, South Tower, Royal Bank Plaza, Toronto, Ontario M5J 2W7 Attention: Claire Sturgess (fax no.: (416) 842-5366), (ii) BMO Nesbitt Burns Inc., 100 King Street West, Toronto, Ontario M5X 1H3, Attention: Jeff Watchorn (fax no.: (416) 359-7300), (iii) Merrill Lynch Canada Inc. c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, NY 10036, Attention: Syndicate Department (fax no.: (646) 855-3073) and with a copy to ECM Legal (fax no.: (212) 230-8730), (iv) Scotia Capital Inc., 18th Floor - 650 West Georgia Street, Vancouver, British Columbia V6B 4N9, Attention: Andrew McLenan (fax no.: (604) 661-7496), (v) TD Securities Inc., 700 West Georgia Street, Suite 1700, Vancouver, British Columbia V7Y 1B6, Attention: Dorian Cochran (fax no.: (604) 654-3671) and (vi) CIBC World Markets Inc., 600 de Maisonneuve Blvd. West, Suite 3050, Montréal, Québec H3A 3J2, Attention: Jean Raymond (fax no.: (514) 847-6430); or, if sent to the Selling Shareholder, will be mailed, delivered or telefaxed to (416) 363-2856 and confirmed to it at Brookfield Place, Suite 300, 181 Bay Street, Toronto, ON M5J 2T3, Attention: A.J. Silber; or, if sent to the Company, will be mailed, delivered or telefaxed to Norbord Inc., 1 Toronto Street, Suite 600, Toronto, ON M5C 2W4, Attention: Robin Lampard (fax no.: (416) 643-8827).

15.                               Relationship of Underwriters with TMX Group Limited.  Each of CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and, has a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic  interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service. None of CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc. require the Company or the Selling Shareholder to list securities on any of the exchanges.

16.                               Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 10 hereof, and no other person will have any right or obligation hereunder.

17.                               No fiduciary duty.  The Selling Shareholder and the Company hereby acknowledge that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Selling Shareholder and the Company, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Selling Shareholder and the Company and (c) the Selling Shareholder’s and the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Selling Shareholder and the Company agree that they are solely responsible for making their own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Selling Shareholder or the Company on related or other matters).  The Selling Shareholder and the Company agree that they will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Selling Shareholder or the Company, in connection with such transaction or the process leading thereto.

18.          Integration.  This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Selling Shareholder, the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

19.          Applicable Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

20.          Judgment Currency.  In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the indemnifying party will indemnify each indemnified party or other person to whom such amount is due against any loss incurred by such indemnified party or other person, as the case may be, as a result of any variation as between (i) the rate of exchange at which the currency amount of the country of the indemnified party is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which such indemnified party or other person, as the case may be, is able to purchase the currency, of the country of the indemnified party with the amount of the judgment currency actually received by such indemnified party or other person, as the case may be. The foregoing indemnity shall constitute a separate and independent obligation of each indemnifying party and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into the currency of the country of the indemnified party.

21.          Submission to Jurisdiction; Agent for Service.  Each of the Selling Shareholder and the Company hereby irrevocably agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transaction contemplated hereby may be instituted in any state or federal court in The City of New York and in the respective courts of each party’s own corporate (or, in the case of the Underwriters, partnership) domicile with respect to actions brought against it, hereby irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding in any state or federal court in The City of New York and hereby irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. Each of the Selling Shareholder and the Company has appointed Torys LLP, 1114 Avenue of the Americas, 23rd Floor, New York, New York, 10036.7703 as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transaction contemplated hereby which may be instituted in any state or federal court in The City of New York, expressly consents to the jurisdiction of any such court in respect of any such action and waives any other requirements of or objections to personal jurisdiction with respect thereto and designates its domicile, the domicile of Torys LLP specified above and any domicile that Torys LLP may have in the future as its domicile to receive any notice hereunder (including service of process). Such appointment shall be irrevocable. If for any reason Torys LLP (or any successor agent for this purpose) shall cease to act as agent for service of process as provided above, the Selling Shareholder and the Company will promptly appoint a successor agent for this purpose reasonably acceptable to the Representatives. Each of the Selling Shareholder and the Company represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and each of the Selling Shareholder and the Company agrees to take any and all action, including the filing of any and all documents and instruments, as may be necessary to continue such designation and appointment of the Authorized Agent in full force and effect, as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Selling Shareholder and the Company shall be deemed, in every respect, effective service of process upon the Selling Shareholder and the Company.

22.          Waiver of Jury Trial.  The Selling Shareholder, the Company and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

23.          Counterparts.  This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement. This agreement may be signed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

24.          Headings.  The section headings used herein are for convenience only and shall not affect the construction hereof.

25.          Definitions.  The terms that follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the U.S. Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.

“Applicable Securities Laws” means Canadian Securities Law and U.S. Securities Law.

“Applicable Time” means the Bid Letter Time.

“August 2017 Marketing Materials” means the document dated August 2, 2017 entitled “Term Sheet” that constitutes the template version of marketing materials that are required to be filed with the Qualifying Authorities in accordance with NI 44-102.

“Bid Letter” means the letter agreement, dated August 2, 2017, between the Selling Shareholder, the Company and the Representatives relating to the offering.

“Bid Letter Time” means 4:10 p.m. eastern daylight time on August 2, 2017, which was the time that the Bid Letter was signed.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Toronto, Canada.

“Canadian Base Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Final Prospectus” has the meaning set forth in Section 1(a) hereof.

“Canadian Final Supplement” has the meaning set forth in Section 1(a) hereof.

“Canadian Preliminary Prospectus” has the meaning set forth in Section 1(a) hereof.

“Closing Date” has the meaning set forth in Section 4 hereof.

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as the Underwriters and the Company may agree upon in writing.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Disclosure Package” shall mean (i) the U.S. Preliminary Prospectus used most recently prior to the Execution Time (including, for the avoidance of doubt, any document incorporated by reference therein that is filed after the Applicable Time but before the Execution Time), (ii) the information (including the Issuer Free Writing Prospectus) identified in Schedule I hereto and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.  For the avoidance of doubt, no Marketing Information shall be deemed to be part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, and any post-effective amendment or amendments thereto, became or becomes effective or any prospectus supplement is filed pursuant to General Instruction II.L. of Form F-10.

“Encumbrance” shall mean any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest of any nature;

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Historical Financial Statements” means (i) the audited consolidated balance sheets of the Company as at December 31, 2016 and December 31, 2015, the audited consolidated statements of operations, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2016 and December 31, 2015, and (ii) the interim consolidated balance sheets of the Company as at July 1, 2017 and December 31, 2016,  the interim consolidated statements of earnings, statements of changes in shareholders’ equity and statements of cash flows of the Company for the six-month periods ended July 1, 2017 and June 25, 2016, together with the notes thereto, as incorporated by reference into the Canadian Final Prospectus.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Marketing Information” shall mean any information provided to prospective U.S. investors in the offering of the Securities, other than any Issuer Free Writing Prospectus, by or with the approval of, the Company, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically).

“marketing materials” has the meaning ascribed thereto in NI 41-101.

“material” or “materially”, when used in relation to the Company, means material in relation to the Company and its subsidiaries on a consolidated basis.

“Material Adverse Effect” shall mean a material adverse effect on the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), prospects or capital of the Company and its subsidiaries on a consolidated basis;

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirements of the Canadian Securities Administrators, as amended from time to time.

“Registration Statement” has the meaning set forth in Section 1(b) hereof.

“Rule 144”, “Rule 158”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 424(b)” and “Rule 433” refer to such rules under the Act.

“standard term sheet” has the meaning ascribed thereto in NI 41-101.

“template version” has the meaning ascribed thereto in NI 41-101.

“U.S. Base Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Final Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Preliminary Prospectus” has the meaning set forth in Section 1(b) hereof.

“U.S. Securities Law” means collectively, the U.S. Sarbanes-Oxley Act of 2002, the Act, the Exchange Act, the rules and regulations of the Commission, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in the U.S. Sarbanes-Oxley Act of 2002) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the New York Stock Exchange rules.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the  enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company, the Selling Shareholder and the several Underwriters.

Very truly yours,

Norbord Inc.

By:	Norbord Inc.

By:	/s/ Peter C. Wijnbergen
	Name:	Peter C. Wijnbergen
	Title:	President and CEO

By:	/s/ Robin E. Lampard
	Name:	Robin E. Lampard
	Title:	Sr. Vice President and CFO

Brookfield Capital Partners II (OSB) L.P.

By:	Brookfield Capital Partners Ltd., as general partner of Brookfield Capital Partners II GP L.P., as general partner of Brookfield Capital Partners II (OSB) L.P.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

[Signature page to the Underwriting Agreement]

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

By:	RBC Dominion Securities Inc.

By:	/s/ Claire Sturgess
Name: Claire Sturgess
Title: Managing Director

By:	BMO Nesbitt Burns Inc.

By:	/s/ Jeff Watchorn
Name: Jeff Watchorn
Title: Managing Director

By:	Merrill Lynch Canada Inc.

By:	/s/ Eric Giroux
Name: Eric Giroux
Title: Managing Director

By:	Scotia Capital Inc.

By:	/s/ Andrew McLenan
Name: Andrew McLenan
Title: Managing Director

By:	TD Securities Inc.

By:	/s/ Dorian Cochran
Name: Dorian Cochran
Title: Director

By:	CIBC World Markets Inc.

By:	/s/ Jean Raymond
Name: Jean Raymond
Title: Managing Director

[Signature page to the Underwriting Agreement]

By:	HSBC Securities (Canada) Inc.

By:	/s/ Casey Coates
Name: Casey Coates
Title: Managing Director, Global Banking

By:	Raymond James Ltd.

By:	/s/ Ian G. MacKay
Name: Ian G. MacKay
Title: Managing Director

SCHEDULE I

Pricing Terms included in the Disclosure Package

Underwriting Agreement dated August 3,2017

Registration Statement No. 333-215266

Representative(s): RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., TD Securities Inc. and CIBC World Markets Inc.

Number of Firm Shares Offered by the Selling Shareholder:  3,550,000

Number of Option Shares Offered by the Selling Shareholder:  532,500

Public Offering Price per Common Share:  C$42.35

Underwriting Commission per Common Share:  C$1.694

Date of Delivery of Firm Shares:  August 9, 2017

Issuer Free Writing Prospectuses

1.                                      Press release, dated August 2, 2017, a copy of which is attached in Schedule III hereto.

SCHEDULE II

Underwriters	Number of Firm Shares to be Purchased
RBC Dominion Securities Inc.	532,500
BMO Nesbitt Burns Inc.	532,500
Merrill Lynch Canada Inc.	532,500
Scotia Capital Inc.	532,500
TD Securities Inc.	532,500
CIBC World Markets Inc.	532,500
Raymond James Ltd.	177,500
HSBC Securities (Canada) Inc.	177,500

Total	3,550,000

SCHEDULE III

News Release

NORBORD INC. ANNOUNCES SECONDARY BOUGHT DEAL OFFERING OF ITS COMMON SHARES BY BROOKFIELD

All financial references are expressed in Canadian dollars unless otherwise indicated.

Toronto, Ontario, August 2, 2017 - Norbord Inc. (“Norbord”) (TSX and NYSE: OSB) today announced a bought deal secondary offering (the “Offering”) with a syndicate of underwriters led by RBC Capital Markets, BMO Capital Markets, BofA Merrill Lynch, Scotiabank, TD Securities Inc. and CIBC Capital Markets through which a fund managed by Brookfield Asset Management Inc. (TSX: BAM.A) (NYSE: BAM) (Euronext: BAMA) has agreed to sell 3,550,000 common shares of Norbord (the “Common Shares”) at an offering price of $42.35 per Common Share (the “Offering Price”).

The underwriters have been granted an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 532,500 Common Shares at the Offering Price, under the same terms.

Brookfield Asset Management Inc., its affiliates and funds managed by it (“Brookfield”) currently own approximately 53% of the outstanding Common Shares of Norbord. Upon the completion of the Offering, but before giving effect to the over-allotment option, Brookfield will own, directly and indirectly, 41,857,240 Common Shares, representing approximately 48.6% of Norbord.

The Offering is expected to close on or about August 9, 2017. Norbord will not receive any proceeds from the Offering.

The Common Shares are being offered under Norbord’s existing base shelf prospectus filed in the United States and Canada. In the United States, the Common Shares are being offered pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission. Norbord has filed a preliminary prospectus supplement in Canada and the United States relating to the Offering. Before investing, potential purchasers should read these documents and other public filings by Norbord for more complete information about Norbord and the Offering.

Copies of these documents may be obtained for free on EDGAR at www.sec.gov or on SEDAR at www.sedar.com. Alternatively, copies can be obtained from: (i) in Canada, RBC Dominion Securities Inc., Attention: Simon Yeung, Distribution Centre, RBC Wellington Sq., 8th Floor, 180 Wellington St. W., Toronto, Ontario M5J 0C2, telephone: (416) 842-5349, email: Distribution.RBCDS@rbccm.com; BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2, telephone: (905) 791-3151 ext: 4312, email: torbramwarehouse@datagroup.ca; and Merrill Lynch Canada Inc., Attention: Lisa Loughery, 181 Bay Street, Suite 400, Toronto, ON M5J 2V8, telephone: (416) 369-7558, email: lisa.loughery@baml.com, and (ii) in the United States, RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, telephone: (877)  822-4089, email: equityprospectus@rbccm.com; BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), telephone: (800) 414-3627, email: bmoprospectus@bmo.com; and BofA Merrill Lynch, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC  28255-0001, email: dg.prospectus_requests@baml.com.

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This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares described herein, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Common Shares being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the preliminary prospectus supplement.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB).  In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products.  Norbord has assets of approximately US$1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe.  Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements with respect to the offering and the timing of closing described in this news release. Often, but not always, forward-looking statements can be identified by the use of words such as “anticipate”, “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian and United States securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, Norbord, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.  See the “Caution Regarding Forward-Looking Information” statement in the    February 2, 2017 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2016 Management’s Discussion and Analysis dated February 2, 2017 and Q2 2017 Management’s Discussion and Analysis dated July 27, 2017.

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